UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: December 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:______________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Onfolio Holdings Inc.
Full Name of Registrant.

Former Name if Applicable

1007 North Orange Street, 4th Floor
Address of Principal Executive Office (Street and Number)

Wilmington, Delaware, 19801
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 cannot be filed within the prescribed time period because the Company requires additional time to prepare and review its financial statements to ensure adequate disclosure of the financial information required to be included in the Form 10-K. The Company’s Annual Report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dominic Wells, Chief Executive Officer	(682)	990-6920
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will restate its financial statements for the year ended December 31, 2023 in connection with the filing of its Form 10-K for the year ended December 31, 2024, but does not anticipate filing an amendment to the Company’s December 31, 2023 Form 10-K. During the 2024 close process, the Company identified an error in the application of ASC 350 impairment guidance, which resulted in a non-cash impairment adjustment related to intangible assets and goodwill. The Company had previously recorded $2.6 million in impairment charges during 2023, and the restatement is expected to reflect a further impairment of the same assets based on revised estimates and proper sequencing of impairment testing. The adjustment is expected to increase the net operating loss by approximately 13%, reduce total assets by approximately 17%, and increase total stockholders’ deficit by approximately 20% for the year ended December 31, 2023. The adjustment is not expected to impact cash flows, and reflects a refinement in estimates and approach rather than a newly identified issue, so the Company expects to include the restatement in its 2024 Form 10-K and does not anticipate filing an amendment to the Company’s December 31, 2023 Form 10-K.

Further, the Company expects to report a net loss significantly smaller for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily because of increases in revenue from our recent acquisitions, as well as decreases in overall general and administrative expenses in addition to a reduction in impairment charges related to our intangible assets and goodwill. During the year ended December 31, 2024, the Company incurred impairment charges of $121,000 compared to impairment charges of $5,014,042 for the year ended December 31, 2023.

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Onfolio Holdings Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2025	By:	/s/ Dominic Wells
Dominic Wells, Chief Executive Officer

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